UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   McFarland, Elizabeth
   1499 Windhorst Way, Suite 100
   Greenwood, IN  46143
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Personnel Management, Inc.
   TPMI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/31/96
5. If Amendment, Date of Original (Month/Year)
   10/31/96
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   V.P. Operations
7. Individual or Joint/Group Reporting (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Employee Stock Option (r|$8.73   |6/10/|A   |10,000     |A  |(2)  |6/9/2|Common Stock|10,000 |       |10,000      |D  |            |
ight to buy)(1)         |        |96   |    |           |   |     |006  |            |       |       |            |   |            |
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Employee Stock Option (r|        |     |    |           |   |     |     |            |       |       |7,762       |D  |            |
ight to buy)(3)         |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Option granted pursuant to the Personnel Management, Inc. 1994 Stock Option Plan.
(2) The option became exercisable with respect to 2,000 shares on the date of grant and becomes exercisable with respect to an additional 2,000 shares on each of the first four anniversaries of the date of grant.
(3) On June 10, 1996, the Reporting Person transferred an option covering 7,762 shares granted to her under the
Personnel Management, Inc. Amended and Restated 1993 Stock Option Plan to her former spouse pursuant to a qualified domestic relations
order.
SIGNATURE OF REPORTING PERSON
/s/ Don R. Taylor, Attorney-in-Fact and Agent
DATE
12/16/96